December 1, 2005
VIA EDGAR
Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Atlantic Coast Entertainment Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004 Filed April, 2005
Form 10-K/A for the fiscal year ended December 31, 2004 Filed September 15, 2005
Forms 10-Q and 10-Q/A for the quarterly periods ended March 31, 2005 and June 30, 2005
Filed September 15, 2005
File No. 333-110484
Dear Mr. Gordon:
On behalf of Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation (“Atlantic Holdings” or the “Company”), I am transmitting a response to your letter of comments dated November 16, 2005, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “10-K”); Amended Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “10-K/A”); Amended Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (the “10-Q/A”) and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (the “10-Q”, and together with the 10-K, 10-K/A and 10-Q/A, the “Reports”).
The response is numbered to correspond to the number and heading of the paragraph set forth in your letter of comment (which is reproduced below).
Note 2 — Summary of Significant Accounting Policies
Casino Revenues, Promotional Allowances and Departmental Expenses, page 36
1.	Your response to prior comment 1 indicates that the amounts in the table on page 36 are associated with the costs deducted from gross revenues on the Statement of Operations

Mr. Daniel Gordon
December 1, 2005

with no other amounts included therein. Please explain to us why the amounts shown on the table differ from the amounts on the Statement of Operations.
Response: Promotional allowances represent the retail value of complimentary hotel, food, beverage and entertainment revenues provided to customers. The cost of providing these products and services is greater than the retail value. Therefore, the cost allocation on page 36 is higher than the promotional allowances on the Statement of Operations.

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Please call me at 702.383.5242 if you have any questions or require further information. Please advise us if we can further assist you in the review of the above-referenced document.

Very truly yours,
/s/ Denise Barton
Denise Barton
Chief Financial Officer

cc:	Richard P. Brown, Chief Executive Officer Steven L. Wasserman, DLA Piper Rudnick Gray Cary US LLP